WM F. WRIGHT

June 10, 2004

Draupnir LLC
Allen Petersen, Mark Ryle and Jeremy Hobbs
The Boyce Building
500 North Dearborn Street 2nd Floor
Chicago, IL 60610

Sent via fax and federal express

Re: AMCON Distributing Company Preferred Stock

Gentlemen:

It is my understanding that you are considering investing in a Preferred Stock issuance of AMCON Distributing Company (the "Company"). Final proposed terms and documents for the issue are not presently available but should be available within the next ten days.

Part of the proceeds of the Preferred Stock issue are to be used to complete the closing of the Company's acquisition of Trinity Springs Ltd. The estimated amount required for the closing is $1.5 million. Such closing is scheduled to take place this Monday, June 14.

In order to facilitate such closing, you have agreed to provide the Company with those funds under the pending Preferred Stock issue. The Company is greatly appreciative of your support and agrees to use the $1.5 million specifically and solely to complete the closing of the above mentioned transaction (Trinity Springs Ltd.).

Since you have not yet seen the final terms and provisions of the Preferred Stock, or the actual stock certificate, this letter is provided to you to acknowledge my personal agreement with you that if, at any time prior to July 31, 2004, you notify me that you do not wish to participate in the Preferred Stock issue of the Company, I will personally see that (within 15 days of your request) your investment is purchased from you at your cost plus 8% simple interest. Under those circumstances the purchase would be made either by an unacceredited investor or, failing that, by myself personally.

Again, thank you for your accommodation. Hopefully, you will agree to stay involved with the Preferred Stock issuance at a level even greater than the $1.5 million. However, if you decide otherwise, let me assure you that your temporary assistance has been of great benefit to the Company.

Yours very truly,


/s/ William F. Wright


             POST OFFICE BOX 1010      OFFICE (858) 793-7711
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